UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Outcome of Board Meeting held on June 29, 2026

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Board of Directors of ICICI Bank Limited (the Bank) at its meeting held today, approved the following:

1.	Re-appointment of Ms. Vibha Paul Rishi, Independent Director, for a second term commencing from January 23, 2027 till December 31, 2028

The Board of Directors recorded that the current tenure of Ms. Vibha Paul Rishi (DIN: 05180796) was till January 22, 2027. Based on the recommendation of the Board Governance, Remuneration and Nomination Committee, the Board unanimously approved the re-appointment of Ms. Vibha Paul Rishi for a second term commencing from January 23, 2027 till December 31, 2028, subject to the approval of shareholders, to coincide with the completion of her association with ICICI Group for 10 years.

The re-appointment is in line with RBI (Commercial Banks: Governance) Directions, 2025 dated November 28, 2025. The other details as required pursuant to Regulation 30 of the SEBI Listing Regulations with regard to re-appointment are enclosed as Annexure I.

2.	Convening of the 32nd Annual General Meeting (AGM)

The 32nd AGM of the Members of the Bank will be held on Friday, August 21, 2026, at 11:00 a.m. IST through Video Conferencing/Other Audio-Visual Means facility. The Notice of the AGM and Annual Report 2025-26 will be sent only through electronic mode to those Members whose email addresses are registered with the Bank/Registrar to an issue and Share Transfer Agent for the equity shares of the Bank/Depository Participant(s) in due course. The Notice of the AGM and Annual Report 2025-26 will also be made available on the website of the Bank and submitted to the stock exchange(s) in due course. Further, a letter containing the web-link for accessing the Notice of the AGM and Annual Report 2025-26, will be sent to those Members whose email addresses are not registered.

August 3, 2026, has been fixed as the Record Date for determining the names of Members eligible for dividend on equity shares, if declared at the AGM.

The meeting commenced at 2:00 p.m. and concluded at 4:00 p.m.

Please take the above information on record.

Annexure I

Ms. Vibha Paul Rishi holds a Masters degree in Business Administration with a specialisation in Marketing from the Faculty of Management Studies, University of Delhi. She also holds an Honours in Economics from Lady Sri Ram College, Delhi University. She started her career with Tata Administrative Service and was part of the core start-up team of Titan Watches. She was thereafter associated with PepsiCo for 17 years in leadership roles in the areas of marketing and innovation in India, US and UK. She was also one of the founding team members of PepsiCo when they started operations in India. She later moved to PepsiCo’s headquarters in the US to be a part of its international marketing team, which was followed by an innovation leadership role in London. Her last role in an executive capacity was as Executive Director, Brand and Human Capital of Max India prior to which she was the Director, marketing and customer strategy at the Future Group.

Ms. Rishi is an accomplished marketing specialist with international experience in spearheading global marketing campaigns for high-visibility consumer products. She has worked at senior positions in branding, strategy, innovation and human capital around the world. Her core competency includes product rebranding, new product development and launch, alignment of global marketing teams of start-ups, entering new international markets, best practices and organisational structure. Given her many years of experience as a Board and Committee member in many leading companies, she has gained specialized knowledge and practical experience in Accountancy, Agriculture and rural economy, Economics, Finance, Information Technology, Human Resources Management, Risk Management, Business Management, Consumer Insight & Marketing and Strategy.

Ms. Rishi serves on the Boards of several reputed companies and their Board level Committees including the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee, Stakeholders’ Relationship Committee and Corporate Social Responsibility Committee. She is also associated with Pratham (Indian NGO), an NGO that works to provide education to underprivileged children in India.

Ms. Rishi is not related to any other director of the Bank. We affirm that Ms. Vibha Paul Rishi is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: June 29, 2026	By:	/s/ Prachiti Lalingkar
Name :	Prachiti Lalingkar
Title :	Company Secretary